Exhibit 99.1

TARENA FILED 2019 Annual Report on Form 20-F

BEIJING, June 11, 2020 /PRNewswire/ -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2019 with the Securities and Exchange Commission. The annual report can be accessed on Tarena's investor relations website at http://ir.tedu.cn. The Company will provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

About Tarena International, Inc.

Tarena is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers K-12 education programs, including computer coding and robotics programming courses, etc, targeting students aged between three and eighteen.

For further information, please contact:

Amanda Wang

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn